February 11, 2005

Via Facsimile and U.S. Mail

Michael J. Smith
Blue Earth Refineries, Inc.
8th Floor, Dina House
Ruttonjee Centre, 11 Duddell Street
Central, Hong Kong SAR, China

      Re:	Blue Earth Refineries, Inc.
      	Amendment No. 3 to Form 20-F filed on January 20, 2005
      	File No. 0-50971

Dear Mr. Smith:

	We have reviewed the revised filing, response letter and supplemental information and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Blue Earth Refineries Inc. financial statements for the year ended
June 30, 2004
Note 8.  Equity Method Investee

1. We note that during the year ended June 30, 2004, you
recognized
$500,000 in losses from your equity method investments.  However, it
appears to us that your share of 4025776 Canada Inc.`s net losses of
$1,354,000 would be $663,000 based on your ownership percentage of
49
percent. Please tell us why you have only recognized $500,000 of the net loss for the year ended June 30, 2004. Also, please revise your disclosure in note 8 to disclose how you calculated your share of 4025776 Canada Inc.`s net loss to recognize in your consolidated statements of operations and to reconcile the difference between the summarized financial information for 4025776 Canada Inc. in your footnotes to 4025776 Canada Inc.`s audited financial statements. Furthermore, please tell us what consideration you have given to EITF
98-13 regarding your share of the net losses of your equity method investment and the loans you have made to 4025776 Canada Inc.

2. We note that you filed a Trust Indenture dated January 7, 2004 (exhibit 4.3) relating to income debentures due 2013. We assume that this document represents the debentures denominated in euros of 4,242,000 due in August 2013. If this is the case, it does not appear that your disclosures agree with the terms of the trust indenture filed as exhibit 4.3. Please advise, or revise your disclosure, as appropriate.

3. We note your response and revised disclosures for prior comment
2.
It remains unclear how you are determined that translation adjustment for the debenture payable denominated in euros is not material to your consolidated financial statements. We note that you received these debentures from Sutton Park in August 2003 and that the principal balance of the debentures is euros of 4,242,000. On August
30, 2003 the exchange rate was US$1 = .91020 euro, and on June 30, 2004, the exchange rate was US$1 = .82770 euro. As such, the value of the debenture in US dollars is $4,660,514 and $5,125,045 as of August 30, 2003 and June 30, 2004, respectively, which would result in a foreign exchange translation gain of approximately $465,000. Please provide us with your calculation of the translation adjustments and how you determined that these adjustments were immaterial to your consolidated financial statements.

Closing Comments
      As appropriate, please respond to these comments by amending the filing and submitting a response letter via EDGAR and "tagged" as correspondence. You may wish to provide us with marked copies of the amendment to expedite our review.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please direct accounting comments to Tracey Houser at (202) 942-1989 or, in her absence, to Al Pavot at (202) 942-1764 and direct questions regarding mining or engineering to George Schuler at
(202)
824-5527. Direct questions on other disclosure issues to Chris Edwards at (202) 942-2842. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.



Sincerely,



Pamela A. Long
Assistant Director

Cc:	Virgil Z. Hlus, Esq.
	Herbert I. Ono, Esq.
Clark, Wilson
Barristers & Solicitors
Suite 800-885 West Georgia Street
      Vancouver, British Columbia, Canada V6C 3H1
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Michael J. Smith
Blue Earth Refineries, Inc.
February 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE